

Zalmi Duchman · 2nd

Home Bistro INC

Chief Executive Officer at Home Bistro Inc

Miami-Fort Lauderdale Area · 500+ connections · Contact info

Featured


INTERNATIONAL CONFERENC
LUBAVITCH WORLD HEADQUARTE

How The Rebbe Still Inspires Entrepreneurs
Zalmi Duchman on LinkedIn

In 2012 I was included on the South Florida Business Journals list of 20 under 40. As part of the process...

275 · 12 comments

Homebistro® Official | #1 Gourmet Meal Deli 200k Real Customers
Homebistro

Welcome to Homebistro! We are the #1 Gourm Meal Delivery Online Service with over 200k re

Experience

Chief Executive Officer
Home Bistro INC · Full-time
Mar 2018 – Present · 2 yrs 10 mos
Miami Beach, Florida, United States

Food Tech
Food Tech
May 2015 – Mar 2018 · 2 yrs 11 mos

Contributing Writer
Forbes
Apr 2015 – Oct 2017 · 2 yrs 7 mos

Contributing writer to the entrepreneur section.

Mentor
Venture Hive
Jan 2012 – Oct 2017 · 5 yrs 10 mos

Fresh Diet
10 yrs 9 mos

Entrepreneur, Angel Investor, Founder & CEO of The Fresh Diet
Nov 2005 – Jul 2016 · 10 yrs 9 mos

Chairman
Jul 2013 – Jan 2015 · 1 yr 7 mos

Show 1 more role

Show 2 more experiences

Education

Kiryat Gat
1997 – 1998

YOEC
1994 – 1998

Landow Yeshiva

1991 – 1993